FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2                Date of Material Change

August 14, 2014

Item 3                News Release

A news release was issued by the Company on August 14, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4                Summary of Material Change

Further to its news release dated July 4, 2014, the Company has completed its previously announced financing acquisition transaction (the “Acquisition”) with Dacha Strategic Metals Inc. (“Dacha”) on August 14, 2014. The Company issued 4,246,544 common shares to Dacha in exchange for all of the issued and outstanding shares of a newly incorporated subsidiary (“Newco”) incorporated by Dacha for the completion of the transaction. Newco held $6,975,001 in cash and had no other assets or liabilities upon completion of the Acquisition.

Item 5                Full Description of Material Change

5.1                Full Description of Material Change

Further to its news release dated July 4, 2014, the Company completed the financing acquisition transaction with Dacha on August 14, 2014. The Company issued 4,246,544 common shares to Dacha in exchange for all of the issued and outstanding shares of Newco for the completion of the transaction. Newco held $6,975,001 in cash and had no other assets or liabilities upon completion of the Acquisition.

5.2                Disclosure for Restructuring Transactions

Not applicable.

Item 6                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                Omitted Information

Not applicable

Item 8                Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9                Date of Report

August 28, 2014